Exhibit (a)(5)(PP)

March, 2007

€ 38.75* per Endesa Share and ADS (Payable in U.S. Dollars) for every holder only until March 29, 2007

Dear ADS Holders,

It has been more than a year since we announced our offer to acquire Endesa. The acceptance period is now open and we offer you as a holder of Endesa ADS
€ 38.75* per ADS in cash (payable in U.S. Dollars). Let’s be clear: only our offers are available to all Endesa shareholders and ADS holders and we are pleased that you can now make your decision. Please note, however, that you have only until March 29, 2007 to tender your ADSs to us.

Endesa’s Board of Directors views our offers favorably

Endesa’s Board of Directors has stated that E.ON has offered a fair price and has emphasized the attractiveness of our all-cash offers.

The time has come to decide whether you want to benefit from our attractive offer, which is only available until March 29, 2007. To receive € 38.75* per ADS in cash (payable in U.S. Dollars), as a holder of ADSs in certificate form, you must deliver the certificate together with a completed and signed ADS Letter of Transmittal to the U.S. Tender Agent along with any other required documents. If you are holding ADSs through a custodian, you must instruct the custodian to tender the ADSs through The Depository Trust Company. If it is not possible to complete the tender in this manner on a timely basis, you may nevertheless be able to tender your Endesa ADSs following the procedures for guaranteed delivery. Please refer to the U.S. Offer to Purchase, available at the Information Agent, for further details.

I thank you in advance for your support. We are looking forward to progressing with our offer for Endesa which we believe adds value to Endesa and its shareholders.

Yours sincerely,

Wulf H. Bernotat
Chief Executive Officer, E.ON AG

* This amount can be reduced by any dividend paid by Endesa before the announcement of the acceptance level of the bid. If you have any questions, or would like to request a hard copy of the U.S. Offer to Purchase and related documents, please call the Information Agent on the following toll-free number: (888) 750-5834

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.